UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Hall of Fame Resort & Entertainment Company

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

40619L102

(CUSIP Number)

Rick Miller

Amy Wilson

Bryan Cave Leighton Paisner LLP

One Atlantic Center

Fourteenth Floor

1201 Peachtree St. NW

Atlanta, Georgia 30309

Phone: (404) 572-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 24, 2024

Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40619L102

1	NAME OF REPORTING PERSON IRG Canton Village Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 840,168 shares, including shares underlying convertible or exercisable securities (1) (2)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 840,168 shares, including shares underlying convertible or exercisable securities (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,168 shares, including shares underlying convertible or exercisable securities (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.61%, including shares underlying convertible or exercisable securities (1) (2)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40619L102

1	NAME OF REPORTING PERSON IRG Canton Village Member, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 840,168 shares, including shares underlying convertible or exercisable securities (1) (2)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 840,168 shares, including shares underlying convertible or exercisable securities (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,168 shares, including shares underlying convertible or exercisable securities (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.61%, including shares underlying convertible or exercisable securities (1) (2)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40619L102

1	NAME OF REPORTING PERSON American Capital Center, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 18,521 shares, including shares underlying convertible or exercisable securities (1) (3)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 18,521 shares, including shares underlying convertible or exercisable securities (1) (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,521 shares, including shares underlying convertible or exercisable securities (1) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.28% including shares underlying convertible or exercisable securities (1) (3)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40619L102

1	NAME OF REPORTING PERSON CH Capital Lending, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,836,691 shares, including shares underlying convertible or exercisable securities
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,836,691 shares, including shares underlying convertible or exercisable securities
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,836,691 shares, including shares underlying convertible or exercisable securities
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.09%, including shares underlying convertible or exercisable securities (1) (4)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40619L102

1	NAME OF REPORTING PERSON IRG, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 421,397 shares, including shares underlying convertible or exercisable securities (1)(5)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 421,397 shares, including shares underlying convertible or exercisable securities (1)(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,397 shares, including shares underlying convertible or exercisable securities (1)(5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.10%, including shares underlying convertible or exercisable securities (1)(5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40619L102

1	NAME OF REPORTING PERSON Midwest Lender Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 369,598, shares including shares underlying convertible or exercisable securities (1) (6)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 369,598, shares including shares underlying convertible or exercisable securities (1) (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 369,598, shares including shares underlying convertible or exercisable securities (1) (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.38%, including shares underlying convertible or exercisable securities (1) (6)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 40619L102

1	NAME OF REPORTING PERSON Stuart Lichter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,500,008 shares, including shares underlying convertible or exercisable securities (1) (7)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,500,008 shares, including shares underlying convertible or exercisable securities (1) (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,500,008 shares, including shares underlying convertible or exercisable securities (1) (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.60%, including shares underlying convertible or exercisable securities (1) (7)
14	TYPE OF REPORTING PERSON IN

(1)	Percentage based on 6,506,987 shares of Common Stock issued and outstanding as of April 15, 2024, as reported by the Issuer in its Annual Report on Form 10-K/A filed with the SEC on April 29, 2024.

(2)	Each of IRG Canton Village Member, LLC (“IRG Canton Member”) and IRG Canton Village Manager, LLC (“IRG Canton Manager”) may be deemed to beneficially own 683,083 shares of Common Stock held by HOF Village, LLC through the IRG Canton Member’s indirect (approximately 74.9%) ownership interest therein and IRG Canton Manager’s role as manager of IRG Canton Member. For similar reasons, each may also be deemed to beneficially own 157,085 shares of Common Stock issuable upon the exercise of 2,432,500 Series A warrants held by HOF Village, LLC with an exercise price of $253.11 per share. The warrants are exercisable within 60 days. Each of IRG Canton Member and IRG Canton Manager disclaims beneficial ownership of all shares held by HOF Village, LLC, except to the extent of any actual pecuniary interest. For purposes of calculating their percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the Series A warrants.

(3)	American Capital Center, LLC beneficially owns 18,521 shares of the Issuer’s Common Stock.

(4)	CH Capital Lending, LLC (“CH Capital”) beneficially owns (a) 751,168 shares of Common Stock, (b) 85,833 shares of Common Stock issuable upon conversion of a $13,034,856 principal amount (as of March 31, 2024) convertible note (the “Convertible Note”) with a conversion rate of 6.5849 shares of Common Stock per $1,000 principal amount, (c) 455,867 shares of Common Stock issuable upon the exercise of Series C warrants with an exercise price of $12.77 per share, (d) 111,321 shares of Common Stock issuable upon the exercise of Series D warrants with an exercise price of $12.77 per share, (e) 45,419 shares of Common Stock issuable upon the exercise of Series E warrants with an exercise price of $12.77 per share, (f) 454,407 shares of Common Stock issuable upon conversion of 15,000 shares of Series C Preferred Stock with a conversion price of $33.01 per share, (g) 4,075,327 shares of Common Stock issuable upon conversion of $14,834,192 principal amount (as of April 1, 2024) under the Third Amendment to Second Amended and Restated Secured Cognovit Promissory Note, dated March 17, 2023, as amended (the “2020 Term Loan Note”) with a conversion price of $3.64 per share, (h) 2,917,193 shares of Common Stock issuable upon conversion of $10,618,585 principal amount (as of April 1, 2024) under the First Amended and Restated Promissory Note, dated December 8, 2023 (the “2022 Term Loan Note”) with a conversion price of $3.64 per share, and (i) 940,156 shares of Common Stock issuable upon conversion of a $12,005,793 principal amount (as of April 1, 2024) under the Business Loan Agreement, dated June 16, 2022 (the “Bridge Loan”) with a conversion price of $12.77 per share. The convertible note, the Series C Preferred Stock, the 2020 Term Loan Note, the 2022 Term Loan Note and the Bridge Loan are convertible, and the Series C, Series D and Series E warrants are exercisable within 60 days. For purposes of calculating its percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the warrants and the conversion of the Convertible Note, the Series C Preferred Stock, the 2020 Term Loan Note, the 2022 Term Loan Note, and the Bridge Loan.

(5)	IRG, LLC (“IRG”) beneficially owns (a) 15,949 shares of the Issuer’s Common Stock, (b) 382,739 shares of Common Stock issuable upon the conversion of $4,887,580 principal amount (as of April 1, 2024) promissory note with a conversion price of $12.77 per share, and (c) 22,709 shares of Common Stock issuable upon the exercise of Series E warrants with an exercise price of $12.77 per share. The convertible note and the Series E warrants are exercisable within 60 days. For purposes of calculating its percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the Series E warrants and the conversion of the convertible promissory note.

(6)	Midwest Lender Fund, LLC (“MLF”) beneficially owns (a) 5,681 shares of the Issuer’s Common Stock, (b) 5,677 shares of the Common Stock issuable upon the exercise of Series G warrants with an exercise price of $12.77 per share, and (c) 358,240 shares of Common Stock issuable upon the conversion of $4,574,733 principal amount (as of April 1, 2024) promissory note with a conversion price of $12.77 per share. For purposes of calculating its percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise of the Series G warrants and the conversion of the convertible promissory note.

(7)	Mr. Lichter beneficially owns 9,090 shares of Common Stock and 4,543 shares of Common Stock issuable upon the exercise of Series B warrants with an exercise price of $30.81 per share. The Series B warrants are exercisable within 60 days. Mr. Lichter may be deemed to beneficially own (a) through his indirect ownership of membership interests in IRG, (i) 15,949 shares of Common Stock held by IRG, (ii) 22,709 shares of Common Stock issuable to IRG upon the exercise of Series E warrants with an exercise price of $12.77 per share and (iii) 382,739 shares of Common Stock issuable to IRG upon the conversion of $4,887,580 principal amount (as of April 1, 2024) promissory note with a conversion price of $12.77 per share, (b) through his beneficial ownership of membership interests in MLF, (i) 5,681 shares of Common Stock, (ii) 5,677 shares of Common Stock issuable to MLF upon the exercise of Series G warrants with an exercise price of $12.77 per share, and (iii) 358,240 shares of Common Stock issuable to MLF upon the conversion of $ 4,574,733 principal amount (as of April 1, 2024) promissory note with a conversion price of $12.77 per share, (c) through his indirect ownership of membership interests in CH Capital, (i) 751,168 shares of Common Stock (ii) 455,867 shares of Common Stock issuable to CH Capital upon the exercise of Series C warrants with an exercise price of $12.77 per share, (iii) 111,321 shares of Common Stock issuable to CH Capital upon the exercise of Series D warrants with an exercise price of $12.77 per share, (iv) 45,419 shares of Common Stock issuable to CH Capital upon the exercise of Series E warrants with an exercise price of $12.77 per share, (v) 454,407 shares of Common Stock issuable to CH Capital upon conversion of 15,000 shares of Series C Preferred Stock with a conversion price of $33.01 per share, (vi) 4,075,327 shares of Common Stock issuable to CH Capital upon conversion of a $14,834,192 principal amount (as of April 1, 2024) pursuant to the 2020 Term Loan Note with a conversion price of $3.64 per share, (vii) 2,917,193 shares of Common Stock issuable to CH Capital upon conversion of a $10,509,115 principal amount (as of April 1, 2024) pursuant to the 2022 Term Loan Note with a conversion price of $3.64 per share, (viii) 940,156 shares of Common Stock issuable to CH Capital upon conversion of a $12,005,793 principal amount (as of April 1, 2024) under the Bridge Loan with a conversion price of $12.77 per share, (ix) 85,833 shares of Common Stock issuable to CH Capital upon the conversion of a $13,034,856 principal amount (as of March 31, 2024) pursuant to the Convertible Note with a conversion rate of 6.5849 shares of Common Stock per $1,000 principal amount, and (d) 18,521 shares of Common Stock through his indirect control over American Capital Center, LLC. The Convertible Note, the Series C Preferred Stock, the 2020 Term Loan Note, the 2022 Term Loan Note and the Bridge Loan are convertible, and the Series C, D and E warrants are exercisable within 60 days. Mr. Lichter may also be deemed to beneficially own 683,083 shares of Common Stock through his indirect ownership interest in IRG Canton Member, which in turn owns approximately a 74.9% interest in HOF Village, LLC. HOF Village, LLC owns 683,083 shares of Common Stock. He may also be deemed to beneficially own 157,085 shares of Common Stock issuable upon the exercise of 2,432,500 Series A warrants held by HOF Village, LLC with an exercise price of $253.11 per share. The Series A warrants are exercisable within 60 days. Mr. Lichter disclaims beneficial ownership of all shares held by IRG Canton Member, IRG Canton Manager, CH Capital, IRG, MLF, and American Capital Center, LLC, except to the extent of any actual pecuniary interest. For purposes of calculating his percentage ownership, the shares outstanding of the Issuer include the shares of Common Stock issuable upon the exercise and/or conversion of (a) the Series B warrants to Mr. Lichter, (b) the Series C, Series D and Series E warrants to CH Capital, (c) the Series C Preferred Stock to CH Capital, (d) the Convertible Note, 2020 Term Loan Note, 2022 Term Loan Note and Bridge Loan to CH Capital, (e) the Series G warrants to MLF, (f) the convertible promissory note to MLF (g) the Series A warrants to HOF Village, LLC, and (h) the convertible promissory note to IRG.

This Amendment No. 3 (this “Amendment No. 3”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Hall of Fame Resort & Entertainment Company, a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons on July, 14, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on January 5, 2021 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on September 16, 2022 (“Amendment No. 2”, and together with the Original Schedule 13D and Amendment No. 1, the “Schedule 13D”). This Amendment No. 3 amends and supplements the Schedule 13D as follows. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Reference is made to the disclosure in Item 13 of the Issuer’s Form 10-K/A filed with the SEC on April 29, 2024 under the heading “Related Person Transactions with IRG”, which is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Reporting Persons review their investment in the Issuer on a continuing basis and, in connection therewith, have in the past engaged in discussions with management, the Board of Directors, other shareholders, lenders and other persons, regarding, among other things, the extension and modification of debt of the Issuer held by the Reporting Persons and the Issuer’s liquidity, capital resources and financing plans. The Reporting Persons, working with advisors, are presently engaging in discussions with the Issuer, other stockholders, lenders and/or other persons to explore the possibility of making a proposal to effect an extraordinary corporate transaction, such as a merger, reorganization or go-private transaction, restructuring of the Issuer’s debt, or other material changes to the Issuer’s business or corporate and financial structure. To facilitate such discussions, the Reporting Persons have requested confidential information from the Issuer and intend to share confidential information with such parties, in each case pursuant to appropriate confidentiality or similar agreements.

The Reporting Persons’ evaluation and exploration of a potential transaction proposal is in a preliminary stage. No assurances can be given regarding the terms and details of any proposal, that any proposal will be made by the Reporting Persons or any affiliated person or group, that any proposal made by the Reporting Persons regarding a proposed transaction will be accepted by the Issuer and/or stockholders of the Issuer, that definitive documentation relating to any such transaction will be executed, or that a transaction will be consummated in accordance with that documentation, if at all.

Depending on various factors, including the Issuer’s financial position, strategic direction and competitive position, actions taken by the Board, price levels of the Issuer’s securities, strategic options available to the Issuer, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may take such actions with respect to the investment in the Issuer as the Reporting Persons deem appropriate. These actions may include: (i) proposing or considering an extraordinary transaction with the Issuer as described above; (ii) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (iii) disposing of any or all of their Securities in the open market or otherwise; (iv) engaging in hedging or similar transactions with respect to the Securities ;or (v) or one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Although the foregoing reflects the present plans of the Reporting Persons, the foregoing is subject to change at any time, and the Reporting Persons reserve their right to change their plans and intentions with respect to the Issuer and the Securities, including in connection with any of the discussions and evaluations of the Issuer and its business described in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D, with respect to each Reporting Person, are hereby amended and supplemented as follows:

The responses of each Reporting Person in Paragraphs (a) and (b) of the Schedule 13D, are amended and updated to reflect the information contained in Rows 7 through 13 of the cover page with respect to such Reporting Person in this Amendment No. 3, and such information is incorporated herein by reference.

On April 7, 2024, Issuer and HOF Village Newco, LLC (collectively, the “Borrower”) entered into a formal omnibus extension of certain debt instruments (collectively, “Extended Debt Instruments”), effective March 31, 2024 (“Omnibus Extension”) with CH Capital, IRG, MLF, and JKP Financial, LLC, a Delaware limited liability company (“JKP”, and together with CH Capital, IRG, MLF, the “Lenders”). The Extended Debt Instruments include the 2020 Term Loan Note and the 2022 Term Loan Note payable to CH Capital described in footnote 4 above, the convertible note payable to IRG described in footnote 5 above, and the convertible note payable to MLF described in footnote 6 above.

Pursuant to the Omnibus Extension, the parties agreed (i) to modify the maturity date for the Extended Debt Instruments from March 31, 2024 to March 31, 2025; (ii) Borrower will pay Lenders an extension fee equal to one percent (1%) of the outstanding principal balance for each of the Extended Debt Instruments, such fee to be capitalized and added to the outstanding principal balance for each instrument; and (iii) all interest due on the Extended Debt Instruments shall continue to accrue until the extended maturity date at the rates set forth and subject to all other terms and conditions of the respective debt instruments. Since certain of the Extended Debt Instruments are convertible into Common Stock, the capitalization of the extension fee may represent the acquisition of an equity security.

A copy of the Omnibus Extension is incorporated herein by reference as Exhibit 99.52 hereto. The foregoing description of the Omnibus Extension does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Except as described in this Item 5 or in Item 3 above, there have been no transactions effected by any Reporting Person in the shares of the Issuer’s Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Reference is made to the disclosure in Item 13 of the Issuer’s Form 10-K/A filed with the SEC on April 29, 2024 under the heading “Related Person Transactions with IRG”, which is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D, is hereby amended and supplemented as follows:

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.27:	Second Amended and Restated Series C Warrant (No. 2020 W-1), effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company to CH Capital Lending, LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).
Exhibit 99.28:	Second Amended and Restated Series D Warrant (Series D No. W-1), effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company to CH Capital Lending, LLC (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).
Exhibit 99.29:	Amended and Restated Series E Warrant (Series E No. W-1), effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company to CH Capital Lending, LLC (incorporated by reference to Exhibit 10.3 of the Issuer’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).
Exhibit 99.30:	Amended and Restated Series E Warrant (Series E No. W-2), effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company to CH Capital Lending, LLC (incorporated by reference to Exhibit 10.4 of the Issuer’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).
Exhibit 99.31:	Amended and Restated Series G Warrant, executed as of March 17, 2023, issued by Hall of Fame Resort & Entertainment Company to Midwest Lender Fund, LLC (incorporated by reference to Exhibit 10.7 of the Issuer’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).
Exhibit 99.32:	Amendment Number 8 to Term Loan Agreement, effective as of November 7, 2022, by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC and HOF Village Youth Fields, LLC, as borrower, in favor of CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.9 of the Issuer’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).
Exhibit 99.33:	Amendment Number 9 to Term Loan Agreement, dated December 8, 2023 by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, HOF Village Youth Fields, LLC, collectively as borrower, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K (001-38363), filed with the Commission on December 14, 2023).
Exhibit 99.34:	Amendment Number 10 to Term Loan Agreement, dated January 11, 2024 by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, HOF Village Youth Fields, LLC, collectively as borrower, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K (001-38363), filed with the Commission on January 18, 2024).
Exhibit 99.35:	Amendment Number 11 to Term Loan Agreement, dated January 17, 2024 by Hall of Fame Resort & Entertainment Company and HOF Village Newco, LLC, collectively as borrower, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.7 of the Issuer’s Form 8-K (001-38363), filed with the Commission on January 18, 2024).
Exhibit 99.36:	Amendment Number 12 to Term Loan Agreement, dated February 1, 2024 by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, HOF Village Youth Fields, LLC, collectively as borrower, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.38 of the Issuer’s Form 10-K (001-38363), filed with the Commission on March 25, 2024).
Exhibit 99.37:	Amendment Number 13 to Term Loan Agreement, dated February 28, 2024 by Hall of Fame Resort & Entertainment Company and HOF Village Newco, LLC, collectively as borrower, and CH Capital Lending, LLC, as administrative agent and lender (incorporated by reference to Exhibit 10.39 of the Issuer’s Form 10-K (001-38363), filed with the Commission on March 25, 2024).
Exhibit 99.38:	First Amendment to Second Amended and Restated Secured Cognovit Promissory Note, dated December 8, 2023 by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, HOF Village Youth Fields, LLC, collectively as borrower, and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.91 of the Issuer’s Form 10-K/A (001-38363), filed with the Commission on April 29, 2024).

Exhibit 99.39:	Second Amendment to Second Amended and Restated Secured Cognovit Promissory Note, dated January 11, 2024 by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, HOF Village Youth Fields, LLC, collectively as borrower, and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K (001-38363), filed with the Commission on January 18, 2024).
Exhibit 99.40:	Joinder and Second Amended and Restated Secured cognovit Promissory Note, effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC and HOF Village Youth Fields, LLC to IRG, LLC (incorporated by reference to Exhibit 10.10 of the Issuer’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).
Exhibit 99.41:	Backup Promissory Note, effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, and HOF Village Youth Fields, LLC to Midwest Lender Fund, LLC (incorporated by reference to Exhibit 10.12 of the Issuer’s Form 8-K (001-38363), filed with the Commission on March 22, 2023)
Exhibit 99.42:	Joinder and First Amended and Restated Promissory Note, effective as of November 7, 2022, issued by Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, and HOF Village Youth Fields, LLC to CH Capital Lending, LLC (incorporated by reference to Exhibit 10.13 of the Issuer’s Form 8-K (001-38363), filed with the Commission on March 22, 2023).
Exhibit 99.43:	First Amended and Restated Promissory Note, dated December 8, 2023 by Hall of Fame Resort & Entertainment Company, HOF Village Retail I, LLC, HOF Village Retail II, LLC, collectively as borrower, and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.90 of the Issuer’s Form 10-K/A (001-38363), filed with the Commission on April 29, 2024).
Exhibit 99.44:	Assignment of Note, Security Instruments and Other Loan Documents, dated September 22, 2023, by The Huntington National Bank to and in favor of CH Capital Lending, LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s Quarterly Report on Form 10-Q (001-38363), filed with the Commission on November 14, 2023).
Exhibit 99.45:	Joinder and First Amendment to Loan Agreement, dated September 21, 2023 by and among HOF Village Retail I, LLC, HOF Village Retail II, LLC, Hall of Fame Resort & Entertainment Company, collectively as borrower, and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.2 of the Issuer’s Quarterly Report on Form 10-Q (001-38363), filed with the Commission on November 14, 2023).
Exhibit 99.46:	Second Amendment to Loan Agreement, dated October 6, 2023 by and among HOF Village Retail I, LLC, HOF Village Retail II, LLC, Hall of Fame Resort & Entertainment Company, collectively as borrower, and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.3 of the Issuer’s Quarterly Report on Form 10-Q (001-38363), filed with the Commission on November 14, 2023).
Exhibit 99.47:	Third Amendment to Loan Agreement, dated October 16, 2023 by and among HOF Village Retail I, LLC, HOF Village Retail II, LLC, Hall of Fame Resort & Entertainment Company, collectively as borrower, and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.4 of the Issuer’s Quarterly Report on Form 10-Q (001-38363), filed with the Commission on November 14, 2023).
Exhibit 99.48:	Fourth Amendment to Loan Agreement, dated November 21, 2023, among HOF Village Retail I, LLC, HOF Village Retail II, LLC and Hall of Fame Resort & Entertainment Company, as borrowers and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.68 of the Issuer’s Form 10-K (001-38363), filed with the Commission on March 25, 2024).
Exhibit 99.49:	Fifth Amendment to Loan Agreement, dated December 8, 2023 by and among Hall of Fame Resort & Entertainment Company, HOF Village Retail I, LLC, HOF Village Retail II, LLC, collectively as borrower, and CH Capital Lending, LLC, as lender (incorporated by reference to Exhibit 10.7 of the Issuer’s Form 8-K (001-38363), filed with the Commission on December 14, 2023).
Exhibit 99.50:	Limited Waiver Agreement, dated October 6, 2023, by and among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, HOF Village Youth Fields, LLC, HOF Village Center for Performance, LLC, and CH Capital Lending, LLC, IRG, LLC and Midwest Lender Fund, LLC (incorporated by reference to Exhibit 10.7 of the Issuer’s Quarterly Report on Form 10-Q (001-38363), filed with the Commission on November 14, 2023).
Exhibit 99.51:	Modification Agreement, dated October 6, 2023, among Hall of Fame Resort & Entertainment Company, HOF Village Newco, LLC, HOF Village Youth Fields, LLC, as borrowers and IRG, LLC, CH Capital Lending, LLC, Midwest Lender Funds, LLC, as lenders (incorporated by reference to Exhibit 10.104 of the Issuer’s Form 10-K (001-38363), filed with the Commission on March 25, 2024).
Exhibit 99.52:	Omnibus Extension of Debt Instruments, dated April 7, 2024 (incorporated by reference to Exhibit 10.1 to Hall of Fame Resort & Entertainment Issuer’s Current Report on Form 8-K filed with the SEC on April 8, 2024).

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 2nd day of May, 2024

IRG Canton Village Manager, LLC,
a Delaware limited liability company

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

IRG Canton Village Member, LLC,
a Delaware limited liability company

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

American Capital Center, LLC,
a Delaware limited liability company

By:	ADC Ohio Manager, LLC,
a Delaware limited liability company,
its Manager

By:	/s/ Richard Klein
	Name:	Richard Klein
	Title:	Chief Financial Officer

CH Capital Lending, LLC,
a Delaware limited liability company

By:	Holdings SPE Manager, LLC,
a Delaware limited liability company,
its Manager

By:	/s/ Richard Klein
	Name:	Richard Klein
	Title:	Chief Financial Officer

IRG, LLC,
a Nevada limited liability company

By:	S.L. Properties, Inc.,
a Delaware corporation,
its Manager

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

Midwest Lender Fund, LLC,
a Delaware limited liability company

By:	S.L. Properties, Inc.,
a Delaware corporation,
its Manager

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

/s/ Stuart Lichter
Stuart Lichter, an individual